Exhibit 99.1

ECMOHO Receives Delisting Notice from Nasdaq

SHANGHAI, China, September 20, 2022 (GLOBAL NEWSWIRE) -- ECMOHO Limited (the “Company”) (Nasdaq: MOHO) today announced that on September 14, 2022, it was notified by the Nasdaq Stock Market (“Nasdaq”) that the staff of the Nasdaq Listing Qualifications Department has determined to commence proceedings to delist the American Depositary Shares, each representing four Class A Ordinary Shares (the “ADSs”) of the Company from the Nasdaq Capital Market. Trading in the Company’s ADSs will be suspended at the opening of business on September 23, 2022.

The Nasdaq Listing Qualifications Department reached its decision to delist the ADSs because the Company had not regained compliance with Nasdaq Listing Rule 5550 (a)(2), which requires the ADSs to have a minimum bid price of at least $1 per ADS. Nasdaq will file a From 25-NSE with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s ADSs from listing and registration on Nasdaq.

The Company has elected not to appeal the Nasdaq Listing Qualifications Department 's determination. The Company expects that the ADSs or the underlying Class A Ordinary Shares will be eligible to be quoted on an appropriate tier of the OTC Markets. To the extent the ADSs or the underlying Class A Ordinary Shares are quoted on the OTC Markets, the Company expects that such markets may provide less liquidity than Nasdaq and that the trading price of the securities may decline.

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China. The Company curates and sells the best global brands and quality products to Chinese health-conscious consumers. ECMOHO’s technology, network and expertise in marketing and distribution empower it to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health. For more information, please visit http://ir.ecmoho.com/

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Any statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ECMOHO Ltd.

Investor Relations

Mr. Gary Xu

Email: IR@ecmoho.com